CUSIP NO. 00972D105	13D/A	Page 1 of 10

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Akebia Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00972D105

(CUSIP Number)

Andrew Jensen

Kearny Venture Partners

One Maritime Plaza, Suite 1975

San Francisco, CA 94111

(415) 875-7777

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Sean Caplice

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 463-5254

January 8, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00972D105	13D/A	Page 2 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Kearny Venture Partners, L.P. (“KVP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

1,529,120 shares, except that Kearny Venture Associates, L.L.C. (“KVA”), the general partner of KVP, may be deemed to have sole voting power, and Caley Castelein (“Castelein”), Richard Spalding (“Spalding”) and James Shapiro (“Shapiro”), the managing members of KVA, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

1,529,120 shares, except that KVA, the general partner of KVP, may be deemed to have sole dispositive power, and Castelein, Spalding and Shapiro, the managing members of KVA, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,529,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.0%
14	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP NO. 00972D105	13D/A	Page 3 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Kearny Venture Partners Entrepreneurs’ Fund, L.P. (“KVPE”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

31,189 shares, except that KVA, the general partner of KVPE, may be deemed to have sole voting power, and Castelein, Spalding and Shapiro, the managing members of KVA, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

31,189 shares, except that KVA, the general partner of KVPE, may be deemed to have sole dispositive power, and Castelein, Spalding and Shapiro, the managing members of KVA, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	31,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.1%
14	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP NO. 00972D105	13D/A	Page 4 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Thomas Weisel Healthcare Venture Partners, L.P. (“TWHVP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.0%
14	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP NO. 00972D105	13D/A	Page 5 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Kearny Venture Associates, L.L.C. (“KVA”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

1,560,309 shares, of which 1,529,120 are owned directly by KVP and 31,189 are owned directly by KVPE. KVA, the general partner of KVP and KVPE, may be deemed to have sole power to vote these shares. Castelein, Spalding and Shapiro, the managing members of KVA, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

1,560,309 shares, of which 1,529,120 are owned directly by KVP and 31,189 are owned directly by KVPE. KVA, the general partner of KVP and KVPE, may be deemed to have sole power to dispose of these shares. Castelein, Spalding and Shapiro, the managing members of KVA, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,560,309
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.1%
14	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP NO. 00972D105	13D/A	Page 6 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Caley Castelein (“Castelein”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,000 shares.
	8

SHARED VOTING POWER

1,560,309 shares, of which 1,529,120 are owned directly by KVP and 31,189 are owned directly by KVPE. Castelein is a managing member of KVA, which is the general partner of both KVP and KVPE. Castelein may be deemed to have shared power to vote the shares held directly by KVP and KVPE.

	9	SOLE DISPOSITIVE POWER 30,000 shares
	10

SHARED DISPOSITIVE POWER

1,560,309 shares, of which 1,529,120 are owned directly by KVP and 31,189 are owned directly by KVPE. Castelein is a managing member of KVA, which is the general partner of both KVP and KVPE. Castelein may be deemed to have shared power to dispose of the shares held directly by KVP and KVPE.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,590,309
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.2%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 00972D105	13D/A	Page 7 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Richard Spalding (“Spalding”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

1,560,309 shares, of which 1,529,120 are owned directly by KVP and 31,189 are owned directly by KVPE. Spalding is a managing member of KVA, which is the general partner of both KVP and KVPE. Spalding may be deemed to have shared power to vote the shares held directly by KVP and KVPE.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

1,560,309 shares, of which 1,529,120 are owned directly by KVP and 31,189 are owned directly by KVPE. Spalding is a managing member of KVA, which is the general partner of both KVP and KVPE. Spalding may be deemed to have shared power to dispose of the shares held directly by KVP and KVPE.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,560,309
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.1%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 00972D105	13D/A	Page 8 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). James Shapiro (“Shapiro”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

1,560,309 shares, of which 1,529,120 are owned directly by KVP and 31,189 are owned directly by KVPE. Shapiro is a managing member of KVA, which is the general partner of both KVP and KVPE. Shapiro may be deemed to have shared power to vote the shares held directly by KVP and KVPE.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

1,560,309 shares, of which 1,529,120 are owned directly by KVP and 31,189 are owned directly by KVPE. Shapiro is a managing member of KVA, which is the general partner of both KVP and KVPE. Shapiro may be deemed to have shared power to dispose of the shares held directly by KVP and KVPE.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,560,309
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.1%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 00972D105	13D/A	Page 9 of 10

Statement on Schedule 13D

This Amendment No. 1 supplements and amends the Schedule 13D that was originally filed on March 28, 2014 (the “Original Schedule 13D”), and is being filed to report the distribution by certain Reporting Persons of the common stock, par value $0.00001 per share (“Common Stock”), of Akebia Therapeutics, Inc., a Delaware corporation (“Issuer”), and the purchase by certain Reporting Persons of the Issuer’s Common Stock.

Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13D.

This is the final amendment to the Original Schedule 13D, and an exit filing for the Reporting Persons.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Schedule 13D is hereby amended by adding the following to the end thereof:

On January 8, Castelein acquired 30,000 shares of the Issuer’s Common Stock in a series of open market transactions for a weighted average price of $8.71 per share, or $261,324 in the aggregate. Castelein undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth above.

On January 12, 2016, in connection with a secondary sale of the Issuer’s Common Stock to the public, each of KVP and KVPE acquired from the Issuer an aggregate of 444,444 shares of the Issuer’s Common Stock for a purchase price of $9.00 per share, or an aggregate of $4,000,000.

The source of the funds for all purchases by the Reporting Persons was from working capital.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 37,881,738 shares of Common Stock outstanding as of January 12, 2016.

Item 5(c) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(c) In addition to the purchases set forth in Item 3 above, the Reporting Persons effected the following transaction in the Issuer’s Common Stock during the past 60 days:

On January 8, 2016, TWHVP distributed an aggregate of 444,704 shares of the Issuer’s Common Stock to its respective partners, members and assignees in a pro-rata, in-kind distribution.

Item 5(e) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(e) The Reporting Persons ceased to be beneficial owners of 5% of more of the Issuer’s Common Stock on January 12, 2016.

CUSIP NO. 00972D105	13D/A	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2016	KEARNY VENTURE PARTNERS, L.P.

KEARNY VENTURE PARTNERS ENTREPRENEURS’ FUND, L.P.

	By:	Kearny Venture Associates, L.L.C.,
Its General Partner

	By:	/s/ James Shapiro
James Shapiro
Managing Member

THOMAS WEISEL HEALTHCARE VENTURE PARTNERS, L.P.

	By:	Thomas Weisel Healthcare Venture Partners LLC
Its General Partner

	By:	Thomas Weisel Capital Management LLC
Its Managing Member

	By:	/s/ Michael C. Chien
Michael C. Chien

CALEY CASTELEIN

	By:	/s/ Caley Castelein
Caley Castelein

RICHARD SPALDING

	By:	/s/ Richard Spalding
Richard Spalding

JAMES SHAPIRO

	By:	/s/ James Shapiro
James Shapiro